UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

     (Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended April 30, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___ to ___

Commission file number 1-31552

Smith & Wesson Holding Corporation 2001 Employee Stock Purchase Plan

(Full title of the Plan)

SMITH & WESSON HOLDING CORPORATION
14500 N. Northsight Blvd
Suite 116
Scottsdale, Arizona 85260

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Report of Independent Auditors

To the Audit Committee of the Board of Directors and the Board of Directors of Smith & Wesson Holding Corporation and the Participants of the Smith & Wesson Holding Corporation 2001 Employee Stock Purchase Plan:

In our opinion, the accompanying statement of financial condition and the related statement of operations and change in plan equity presents fairly, in all material respects, the financial condition of the Smith & Wesson Holding Corporation 2001 Employee Stock Purchase Plan (the “Plan”) at April 30, 2003, and the results of its operations and change in plan equity for the period from June 24, 2002 (date of commencement of operations) to April 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
July 11, 2003

Smith & Wesson Holding Corporation Employee Stock Purchase Plan
STATEMENT OF FINANCIAL CONDITION

April 30,
2003

Assets	$—
Liabilities	—
Plan Equity	—
Total Liabilities & Plan Equity	$—

The accompanying notes are an integral part of these financial statements.

Smith & Wesson Holding Corporation 2001 Employee Stock Purchase Plan
STATEMENT OF OPERATIONS AND CHANGE IN PLAN EQUITY

Period from
June 24, 2002
(date of commencement of
operations)
To April 30, 2003

Participant contributions	$222,049
Participant withdrawals	(6,193)
Purchases of Smith & Wesson Holding Corporation common stock	(215,856)

Net additions	—
Plan equity at beginning of period	—

Plan equity at end of period	$—

The accompanying notes are an integral part of these financial statements

Smith & Wesson Holding Corporation 2001 Employee Stock Purchase Plan
NOTES TO FINANCIAL STATEMENTS
April 30, 2003

1. Description of Plan

The following is a brief description of the Smith & Wesson Holding Corporation 2001 Employee Stock Purchase Plan (the “Plan”). The Plan is designed to assist employees of Smith & Wesson Holding Corporation and its subsidiaries (together the “Company”) to acquire an equity interest in the Company through the purchase of shares of the Company’s common stock. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan was adopted by the Board of Directors of the Company on November 2, 2001 and by the shareholders at a Special Meeting on February 14, 2002. The Plan commenced operations on June 24, 2002.

Common stock for the Plan is issued directly from the Company’s authorized but unissued shares or treasury shares. The aggregate number of shares that may be issued under the Plan cannot exceed 10,000,000.

Eligibility. An employee of the Company is eligible to participate in the Plan if customarily employed for at least 20 hours per week and at least 5 months in any calendar year.

Each eligible employee may enroll in the Plan as of the first day of an Option Period during open enrollment. The Option Periods are six-month periods beginning on April 1 and October 1 of each year and ending on March 31 and September 30 of each year, respectively.

Contributions. A Plan participant can contribute from 1% to 20% of the participant’s “compensation,” as such term is defined in the Plan, through after-tax payroll deductions during the Option Period. Participants can increase or decrease their withholding percentage during an Option Period. In addition to these limits, a participant may not purchase more than $25,000 of stock under the Plan in any one calendar year, as measured by the fair market value of shares (as determined in the case of each such share as of the first day of an Option Period). The Company holds contributions until the end of the Option Period at which point the Company issues shares for the contributions received. No interest is paid or accrued on the participants’ payroll deductions. Contributions from participant payroll deductions are held by the Company and are used for general corporate purposes.

Participant withdrawals: A participant may choose to withdraw from the Plan at any time during an Option Period. Participants who terminate their employment with the Company are not eligible to continue participation in the Plan. Upon withdrawal, termination from employment or death, any accumulated contributions during an Option Period are distributed to the employee or beneficiary, without interest, by the Company.

Stock Purchase Provisions. On the first day of the Option Period (“Grant Date”), eligible employees are granted the option to purchase shares of the Company’s common stock. On the last day of the Option Period (“Purchase Date”), the Company issues common stock to the participants. The purchase price per share of common stock issued by the Company is 85% of the lower of either the fair market value of the Company’s common stock on the Grant Date or the Purchase Date. Fair market value is determined using the closing price of the Company’s common stock as listed on the American Stock Exchange.

Shares purchased pursuant to the Plan during the two Option Periods in the period ended April 30, 2003 were 67,117 and 122,819 shares, respectively. The purchase price per share for the common stock was $1.13 and $1.14 for the two Option Periods, respectively.

Plan Administration. The Plan is administered by the Company’s Board of Directors. The Company pays all expenses of the Plan.

Plan Termination. Although the Board of Directors of the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time. In the event the Plan is terminated, the Board of Directors may elect to restrict purchase of shares under the Plan during the Option Period in which the Plan was terminated. If such right is exercised, all funds contributed to the Plan that have not been used to purchase shares will be returned without interest to the participants.

2. Accounting Policy

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

3. Federal Income Taxes

The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code (the “Code”). Issuance of shares under this Plan is not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes. The Plan’s management believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Smith & Wesson Holding Corporation 2001 Employee Stock Purchase Plan

Date: 7/29/2003	By:	/s/ Mitchell A. Saltz

Mitchell A. Saltz Chief Executive Officer Smith & Wesson Holding Corporation

Exhibits

23	Consent of Independent Auditors, PricewaterhouseCoopers, LLP
99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002